UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Global Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G39342103

 (CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G39342103
1	NAME OF REPORTING PERSONS Golden Meditech Stem Cells (BVI) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,874,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,874,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,874,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No. G39342103
1	NAME OF REPORTING PERSONS Magnum Opus International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,874,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,874,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,874,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No. G39342103
1	NAME OF REPORTING PERSONS Kam Yuen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,874,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,874,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,874,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

The Amendment No. 1 to Schedule 13D (this “Amendment 1”) related to the Schedule 13D filed on May 23, 2022 with respect to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Global Cord Blood Corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

ITEM 4.	PURPOSE OF THE TRANSACTION

The following three paragraph are added as to precede the final paragraph of Item 4 of the Schedule 13D:

Golden Meditech Stem Cells (BVI) Company Limited (the "Company"), would like to respond to the misleading Schedule 13D/A filed by Blue Ocean Structure Investment Company Ltd. (“Blue Ocean”) on May 27, 2022.

Blue Ocean failed to mention in its Schedule 13D/A that there will be a further hearing before the Eastern Caribbean Supreme Court of Justice in the High Court of the Virgin Islands (the “Court”) on June 16, 2022 with respect to the injunction order issued by the Court (the “Order”), which was granted on an ex parte basis (without hearing any argument from the Company), and the Company has the right to seek to vary the terms of the Order at that further hearing.

The Company will vigorously oppose Blue Ocean’s claim for the continuation of the Order on a long term basis.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

YUEN KAM

/s/ Yuen Kam

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

Golden Meditech Stem Cells (BVI) Company Limited

/s/ Yuen Kam
Name: Yuen Kam
Title: Authorized Signatory

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

Magnum Opus International Holdings Limited

/s/ Yuen Kam
Name: Yuen Kam
Title: Authorized Signatory

[Signature Page to Schedule 13D]